Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看 準 科 技 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

(1) RESIGNATION OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR
AND CHANGE IN COMPOSITION OF BOARD COMMITTEES;

AND

(2) APPOINTMENT OF PRESIDENT

The Board hereby announces that, with effect from August 20, 2025:

1.	Ms. Mengyuan Dong has resigned as an independent non-executive Director, the chairman of the Audit Committee, a member of the Compensation Committee and a member of the Corporate Governance Committee. Ms. Hongyu Liu has been appointed as the chairman of the Audit Committee and a member of the Corporate Governance Committee. Mr. Yan Li has been appointed as a member of the Compensation Committee.

2.	Mr. Xu Chen has been appointed as President of the Company.

RESIGNATION OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR AND CHANGE IN COMPOSITION OF BOARD COMMITTEES

The board (the “Board”) of directors (the “Directors”) of KANZHUN LIMITED (the “Company”) hereby announces that with effect from August 20, 2025, Ms. Mengyuan Dong (“Ms. Dong”) has tendered her resignation as an independent non-executive Director, the chairman of the audit committee of the Board (the “Audit Committee”), a member of the compensation committee of the Board (the “Compensation Committee”) and a member of the corporate governance committee of the Board (the “Corporate Governance Committee”) in order to devote more time to her other personal business commitments.

Ms. Dong has confirmed that she has no dispute or disagreement with the Board or the Company and there is no matter in respect of her resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”) or The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

The Board would like to take this opportunity to express its gratitude to Ms. Dong for her invaluable contribution to the Company during her tenure of office.

Following the resignation of Ms. Dong, the Board hereby announces that with effect from August 20, 2025, Ms. Hongyu Liu (“Ms. Liu”), an independent non-executive Director and a member of the nomination committee of the Board (the “Nomination Committee”), has been appointed as the chairman of the Audit Committee and a member of the Corporate Governance Committee. Mr. Yan Li (“Mr. Li”), an independent non-executive Director, the chairman of the Nomination Committee and the Corporate Governance Committee, and a member of the Audit Committee, has been appointed as a member of the Compensation Committee.

The Board would like to express its warmest welcome to Ms. Liu and Mr. Li for their additional roles in the Board.

APPOINTMENT OF PRESIDENT

The Board is pleased to announce that with effect from August 20, 2025, Mr. Xu Chen (“Mr. Chen”) has been appointed as the president of the Company (the “President”). The new role, established by the Company for the purpose of optimizing governance structure and improving organizational efficiency, will report to Mr. Peng Zhao, the founder, Chairman and Chief Executive Officer of the Company. In light of Mr. Chen’s new role as the President, Mr. Chen has ceased to act as the Chief Marketing Officer with effect from August 20, 2025. Mr. Chen will remain as an executive Director.

The biographical details of Mr. Chen are as follows:

Mr. Xu Chen (陳旭), aged 49, has served as our Chief Marketing Officer since February 2018 to August 2025, during which he was in charge of the marketing, platform operation and public relations functions of our Group. He has served as our Director since May 2021 and was re-designated as an executive Director with effect from December 16, 2022. Mr. Chen has over 24 years of experience in marketing in the Greater China region. Prior to joining us, Mr. Chen was the vice president at Jiuxianwang, a China-based e-commerce company, from November 2015 to November 2016. Mr. Chen received his bachelor’s degree from Beijing Wuzi University.

The Board would like to express its warmest welcome to Mr. Chen on his new appointment.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, August 20, 2025

As of the date of this announcement, the Board comprises Mr. Peng Zhao, Mr. Xu Chen, Mr. Yu Zhang, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Hongyu Liu as the independent non-executive Directors.

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